UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Competitive Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204 512 107

(CUSIP Number)

November 29, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204512107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph M. Finley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 861,288

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 861,288

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 861,288

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Competitive Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1375 Kings Highway East, Suite 400 Fairfield, Connecticut 06824

Item 2.
	(a)	Name of Person Filing Joseph M. Finley
	(b)	Address of Principal Business Office or, if none, Residence Suite 2300, 150 South Fifth Street, Minneapolis, MN 55402
	(c)	Citizenship Minnesota, USA
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 204512107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

861,288 shares.  The reporting person may be deemed the beneficial owner of 611,588 shares held through the reporting person’s individual retirement account and 250,000 shares held by Birch Coulee Fund, LLC, of which the reporting person is President.

(b) Percent of class: 5.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 861,288
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 861,288
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2011
Date
/s/ Joseph M. Finley
Signature
Joseph M. Finley
Name/Title